Exhibit 4.1

DESCRIPTION OF SR BANCORP CAPITAL STOCK

General

SR Bancorp, Inc. (“SR Bancorp”) is authorized to issue 55,000,000 shares, of which 50,000,000 shares are common stock having a par value of $0.01 per share and 5,000,000 shares are preferred stock having a par value of $0.01 per share. Each share of SR Bancorp’s common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. All of the shares of common stock are duly authorized, fully paid and nonassessable.

Common Stock

Dividends. SR Bancorp may pay dividends on its common stock if, after giving effect to such distribution, (1) it would be able to pay its indebtedness as the indebtedness comes due in the usual course of business and (2) its total assets exceed the sum of its liabilities and the amount needed, if it were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of any holders of capital stock who have a preference upon dissolution. The holders of common stock of SR Bancorp will be entitled to receive and share equally in dividends declared by the Board of Directors of SR Bancorp. If SR Bancorp issues preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of common stock of SR Bancorp will possess exclusive voting rights in SR Bancorp. They elect SR Bancorp’s Board of Directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the Board of Directors. Generally, each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. Any person who beneficially owns more than 10% of then-outstanding shares of SR Bancorp’s common stock, however, is not entitled or permitted to vote any shares of common stock held in excess of the 10% limit. If SR Bancorp issues preferred stock, holders of SR Bancorp preferred stock may also possess voting rights.

Liquidation. If there is any liquidation, dissolution or winding up of Somerset Regal Bank, SR Bancorp, as the sole holder of Somerset Regal Bank’s capital stock, would be entitled to receive all of Somerset Regal Bank’s assets available for distribution after payment or provision for payment of all debts and liabilities of Somerset Regal Bank, including all deposit accounts and accrued interest and the balance of the liquidation account, if any. Upon any liquidation, dissolution or winding up of SR Bancorp, the holders of its common stock would be entitled to receive after payment or provision for payment of all its debts and liabilities all of the assets of SR Bancorp available for distribution. If SR Bancorp issues preferred stock, the preferred stockholders may have a priority over the holders of the common stock upon liquidation or dissolution.

Preemptive Rights; Redemption. Holders of the common stock of SR Bancorp are not be entitled to preemptive rights with respect to any shares that may be issued. The common stock cannot be redeemed.

Dissenters’ Rights of Appraisal. SR Bancorp’s articles of incorporation provide that SR Bancorp’s shareholders will not be entitled to dissenters’ rights of appraisal with respect to a merger or consolidation of SR Bancorp with another corporation unless the Board of Directors determines by a resolution approved by a majority of directors then in office that dissenters’ rights will apply to all or any classes of stock.

Preferred Stock

Preferred stock may be issued with designations, powers, preferences and rights as the Board of Directors may from time to time determine. The Board of Directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

SR Bancorp’s Articles of Incorporation and Bylaws

SR Bancorp’s articles of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of shareholders that might discourage future takeover attempts. As a result, shareholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the Board of Directors or management of SR Bancorp more difficult.

Directors. SR Bancorp’s Board of Directors is currently divided into three classes, with the members of each class of directors serving staggered three-year terms. SR Bancorp’s bylaws provide for the phased-in elimination of the classified board of directors over a seven-year period, such that by the SR Bancorp 2030 annual meeting of stockholders, all directors are elected to serve a one-year term.

Evaluation of Offers. The articles of incorporation of SR Bancorp provide that its Board of Directors, when evaluating a transaction that would or may involve a change in control of SR Bancorp (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of SR Bancorp and its shareholders and in making any recommendation to the shareholders, give due consideration to all relevant factors, including, but not limited to:

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the social and economic effect on the present and future employees, creditors and customers of, and others dealing with, SR Bancorp and its subsidiaries and on the communities in which SR Bancorp and its subsidiaries operate or are located;
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whether the proposal is acceptable based on the historical, current or projected future operating results or financial condition of SR Bancorp;

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whether a more favorable price could be obtained for SR Bancorp’s stock or other securities in the future;
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the reputation and business practices of the other entity to be involved in the transaction, including its management and affiliates, and how they would affect the employees of SR Bancorp and its subsidiaries;
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any anti-trust or other legal and regulatory issues that are raised by the proposal;
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the business and historical, current or expected future financial condition or operating results of the other entity to be involved in the transaction, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the proposed transaction, and other likely financial obligations of the other entity to be involved in the proposed transaction; and
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the ability of SR Bancorp to fulfill its objectives as a financial institution holding company and the ability of its subsidiary financial institution(s) to fulfill the objectives of a federally insured financial institution under applicable statutes and regulations.

If the Board of Directors determines that any proposed transaction should be rejected, it may take any lawful action to defeat such transaction.

Restrictions on Calling Special Meetings. SR Bancorp’s bylaws provide that special meetings of shareholders may be called by the President, the Chief Executive Officer, the Chairperson of the Board or by the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors that SR Bancorp would have if there were no vacancies on the Board of Directors. In addition, special meetings of the shareholders shall be called by the Secretary at the request of shareholders only on the written request of shareholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting.

Prohibition of Cumulative Voting. The articles of incorporation prohibit cumulative voting for the election of directors.

Limitation on Voting Rights. The articles of incorporation provide that in no event will any person who owns more than 10% of then-outstanding shares of common stock, be entitled or permitted to vote any of the shares of common stock held in excess of the 10% limit. The 10% limit does not apply if, before the shareholder acquires shares in excess of the 10% limit, the acquisition is approved by a majority of the directors who are not affiliated with the holder and who were members of the Board of Directors before the time of the acquisition (or who were chosen to fill any vacancy of an otherwise unaffiliated director by a majority of the unaffiliated directors).

Restrictions on Removing Directors from Office. SR Bancorp’s articles of incorporation provide that directors may be removed from office only for cause and only by the vote of the holders of at least two-thirds of the outstanding shares of capital stock entitled to vote generally in the election of directors, (after giving effect to the limitation on voting rights discussed above in “—Limitation on Voting Rights”).

Shareholder Nominations and Proposals. The bylaws provide that any shareholder desiring to make a nomination for the election of directors or a proposal for new business at an annual meeting of shareholders must submit written notice to SR Bancorp between 90 and 120 days before the anniversary date of the proxy statement relating to the previous year’s annual meeting. However, if less than 90 days’ prior public disclosure of the date of the meeting is given to shareholders and the date of the annual meeting is advanced by more than 30 days, or delayed by more than 30 days from the anniversary date of the preceding year’s annual meeting, then shareholders must submit written notice to SR Bancorp no later than 10 days following the day on which public disclosure of the date of the meeting is first made. Shareholder submissions regarding nominations or business proposals must contain certain information as set forth in the bylaws.

Authorized but Unissued Shares. The articles of incorporation authorize 50,000,000 shares of common stock and 5,000,000 shares of serial preferred stock. SR Bancorp is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the Board of Directors is authorized to fix the designations, and relative preferences, limitations as to dividends, voting rights, and terms and conditions of redemption of such shares. In addition, the articles of incorporation provide that a majority of the total number of directors may, without action by the shareholders, amend the articles of incorporation to increase or decrease the aggregate number of shares of stock of any class or series that SR Bancorp has the authority to issue. If there is a proposed merger, tender offer or other attempt to gain control of SR Bancorp that the Board of Directors does not approve, it would be possible for the Board of Directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of SR Bancorp.

Filling Vacancies on the Board of Directors. Pursuant to SR Bancorp’s articles of incorporation, vacancies on the Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies.

Amendments to Articles of Incorporation and Bylaws. Generally, SR Bancorp’s articles may be amended by the approval of at least two-thirds of all votes entitled to be cast by the holders of shares of capital stock of SR Bancorp entitled to vote on the matter, except that the proposed amendment of any provision of the articles of incorporation need only be approved by the vote of a majority of all the votes entitled to be cast by the holders of shares of capital stock of SR Bancorp entitled to vote on the matter if the amendment of such provision is approved by at least two-thirds of the Board of Directors. However, SR Bancorp’s articles of incorporation provide that following the SR Bancorp 2030 annual meeting of stockholders, SR Bancorp stockholders will be able to amend the SR Bancorp articles by a majority vote regardless of whether such amendment was approved by two-thirds of the Board of Directors.

SR Bancorp’s bylaws may be amended either by a majority of the Board of Directors, or by an 80% vote of SR Bancorp’s shareholders, voting together as a single class. However, SR Bancorp’s articles of incorporation provide that following the SR Bancorp 2030 annual meeting of stockholders, SR Bancorp stockholders will be able to amend the SR Bancorp bylaws by a majority vote.

Maryland Corporate Law

Business Combinations. Under Maryland law, “business combinations” between a Maryland corporation and an interested shareholder or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested shareholders and their affiliates or issuance or reclassification of equity securities. Maryland law defines an interested shareholder as: (1) any person who beneficially owns 10% or more of the voting power of a corporation’s voting stock after the date on which the corporation had 100 or more beneficial owners of its stock; or (2) an affiliate or associate of the corporation at any time after the date on which the corporation had 100 or more beneficial owners of its stock who, within the two-year period before the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation. A person is not an interested shareholder under the statute if the Board of Directors approved in advance the transaction by which the person otherwise would have become an interested shareholder. However, in approving a transaction, the Board of Directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested shareholder generally must be recommended by the Board of Directors of the corporation and approved by the affirmative vote of at least: (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation excluding shares held by the interested shareholder with whom the business combination is to be effected or held by an affiliate or associate of the interested shareholder. These super-majority vote requirements do not apply if the corporation’s common shareholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares.

Maryland Control Share Acquisition Statute. Maryland General Corporation Law contains a control share acquisition statute that, in general terms, provides that where a shareholder acquires issued and outstanding shares of a corporation’s voting stock (referred to as control shares) within one of several specified ranges (one-tenth or more but less than one-third, one-third or more but less than a majority, or a majority or more), approval by shareholders of the control share acquisition must be obtained before the acquiring shareholder may vote the control shares. The required shareholder vote is two-thirds of all votes entitled to be cast, excluding “interested shares,” defined as shares held by the acquiring person, officers of the corporation and employees who are also directors of the corporation.

A corporation may, however, opt out of the control share statute through an articles or bylaw provision, which SR Bancorp has done pursuant to its bylaws. Accordingly, the Maryland control share acquisition statute does not apply to acquisitions of shares of SR Bancorp common stock. Though not expected, SR Bancorp could decide to become subject to the Maryland control share acquisition statute by amending its bylaws to eliminate the opt-out provision.

Conversion Regulations

Conversion regulations provide that, except with the prior written approval of the Federal Reserve, no person may make an offer or announcement of an offer to purchase shares or actually acquire shares of a converted institution or its holding company for a period of three years from the date of the completion of the conversion if, upon the completion of such offer, announcement or acquisition, the person would become the beneficial owner of more than 10.0% of the outstanding stock of the institution or its holding company.

Change in Control Regulations

Under the Change in Bank Control Act, no person, or group of persons acting in concert, may acquire control of a bank holding company unless the Federal Reserve has been given 60 days’ prior written notice and has not disapproved the proposed acquisition. The Federal Reserve considers several factors in evaluating a notice, including the financial and managerial resources of the acquirer and competitive effects. Control, as defined under the applicable regulations, means the power, directly or indirectly, to direct the management or policies of the company or to vote 25% or more of any class of voting securities of the company. Acquisition of more than 10% of any class of a bank holding company’s voting securities constitutes a rebuttable presumption of control under certain circumstances, including where, as will be the case with SR Bancorp, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.

In addition, federal regulations provide that no company may acquire control (as defined in the Bank Holding Company Act) of a bank holding company without the prior approval of the Federal Reserve. Any company that acquires such control becomes a “bank holding company” subject to registration, examination and regulation by the Federal Reserve.